UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CureVac N.V.

(Name of Subject Company)

CureVac N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Marco Rau

Executive Vice President Legal & Compliance / General Counsel

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Howard Ellin June Dipchand Stephan Hutter

Holger Hofmeister

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West

New York, NY 10001-8602

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands having its registered office (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 77798031 (the “Company” or “CureVac”) on October 21, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the exchange offer (the “Offer”) by BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, registered with the commercial register at the district court of Mainz under HRB 48720 (“Buyer” or “BioNTech”), and the Tender Offer Statement on Schedule TO, filed by Buyer with the SEC on October 21, 2025 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), pursuant to which Buyer is offering to exchange each ordinary share, par value €0.12 per share, of the Company validly tendered and not properly withdrawn pursuant to the Offer for the right to receive (such consideration, the “Offer Consideration”) a number of American Depositary Shares of BioNTech (“BioNTech ADSs”), each representing one BioNTech ordinary share.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(N)*	Email from Alexander Zehnder to CureVac employees dated October 22, 2025.

*       Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CureVac N.V.

By:	/s/ Alexander Zehnder
Name: Alexander Zehnder
Title: Chief Executive Officer

Date: October 22, 2025